ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ArcelorMittal is exposed to a number of different market risks arising from its normal business activities. Market risk is the possibility that changes in raw materials prices, foreign currency exchange rates, interest rates, base metal prices (zinc, nickel, aluminum and tin) and energy prices (oil, natural gas and power) will adversely affect the value of ArcelorMittal’s financial assets, liabilities or expected future cash flows.

The fair value information presented below is based on the information available to management as of the date of the consolidated statements of financial position. Although ArcelorMittal is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of this annual report since that date, and therefore, the current estimates of fair value may differ significantly from the amounts presented below. The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. The fair value estimates presented below are not necessarily indicative of the amounts that ArcelorMittal could realize in current market transactions.

Risk Management

ArcelorMittal has implemented strict policies and procedures to manage and monitor financial market risks. Organizationally, supervisory functions are separated from operational functions, with proper segregation of duties. Financial market activities are overseen by the CFO, the Corporate Finance and Tax Committee and the Group Management Board.

All financial market risks are managed in accordance with the Treasury and Financial Risk Management Policy. These risks are managed centrally through Group Treasury by a group specializing in foreign exchange, interest rate, commodity, internal and external funding and cash and liquidity management.

All financial market hedges are governed by ArcelorMittal’s Treasury and Financial Risk Management Policy, which includes a delegated authority and approval framework, sets the boundaries for all hedge activities and dictates the required approvals for all Treasury activities. Trading activity and limits are monitored on an ongoing basis. ArcelorMittal enters into transactions with numerous counterparties, mainly banks and financial institutions, as well as brokers, major energy producers and consumers.

As part of its financing and cash management activities, ArcelorMittal uses derivative instruments to manage its exposure to changes in interest rates, foreign exchange rates and commodities prices. These instruments are principally interest rate and currency swaps, spots and forwards. ArcelorMittal may also use futures and options contracts.

Counterparty Risk

ArcelorMittal has established detailed counterparty limits to mitigate the risk of default by its counterparties. The limits restrict the exposure ArcelorMittal may have to any single counterparty. Counterparty limits are calculated taking into account a range of factors that govern the approval of all counterparties. The factors include an assessment of the counterparty’s financial soundness and its ratings by the major rating agencies, which must be of a high quality. Counterparty limits are monitored on a periodic basis.

All counterparties and their respective limits require the prior approval of the Corporate Finance and Tax Committee. Standard agreements, such as those published by the International Swaps and Derivatives Association, Inc. (ISDA) are negotiated with all ArcelorMittal trading counterparties.

Derivative Instruments

ArcelorMittal uses derivative instruments to manage its exposure to movements in interest rates, foreign exchange rates and commodity prices. Changes in the fair value of derivative instruments are recognized in the consolidated statements of operations or in equity according to nature and effectiveness of the hedge. For more information, see Note 17 of ArcelorMittal’s consolidated financial statements.

Derivatives used are conventional exchange-traded instruments such as futures and options, as well as non-exchange-traded derivatives such as over-the-counter swaps, options and forward contracts.

Currency Exposure

ArcelorMittal seeks to manage each of its entities’ exposure to its operating currency. For currency exposure generated by activities, the conversion and hedging of revenues and costs in foreign currencies is typically performed using currency transactions on the spot market and forward market. For some of its business segments, ArcelorMittal hedges future cash flows.

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S.

dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real and South African rand, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollars, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials, thereby negatively impacting the Company’s operating margins.

Based on estimates for 2012, the table below reflects the impact of a 10% depreciation of the functional currency on budgeted cash flows expressed in the respective functional currencies of the various entities:

Entity functional currency	Transaction impact of move of foreign currency on cash flows in $ equivalent (in millions)
U.S. dollar	(189)
Euro	(452)
Other	(24)

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the financial statements of its subsidiaries, denominated in currencies other than the U.S. dollars for inclusion in ArcelorMittal’s consolidated financial statements.

Based on estimates for 2012, the table below, in which it is assumed that there is no indexation between sales prices and exchange rates, illustrates the impact of a depreciation of 10% of the U.S. dollar.

Entity functional currency	Translation impact of depreciation of dollar on operating results in $ equivalent (in millions)
Euro	(620)
Other	35

The table below illustrates the impact of exchange rate fluctuations on the conversion of the net debt of ArcelorMittal into U.S. dollars (sensitivity taking derivative transactions into account):

Currency	Impact of 10% move of the U.S. dollar on net debt translation in $ equivalent (in millions)
Brazilian real	50
Canadian dollar	(5)
Euro	(831)
Other	1

Interest Rate Sensitivity

Short-Term Interest Rate Exposure and Cash

Cash balances, which are primarily composed of euros and U.S. dollars, are managed according to the short term (up to one year) guidelines established by senior management on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modifying the currency exposure.

Interest Rate Risk on Debt

ArcelorMittal’s policy consists of incurring debt at fixed and floating interest rates, primarily in U.S. dollars and euros according to general corporate needs. Interest rate and currency swaps are utilized to manage the currency and or interest rate exposure of the debt.

The estimated fair values of ArcelorMittal’s short- and long-term debt are as follows:

	2011		2012
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
(Amounts in $ millions)
Instruments payable bearing interest at variable rates	4,156	3,743	1,485	1,629
Instruments payable bearing interest at fixed rates	20,731	21,675	24,096	25,853
Long-term debt, including current portion	24,887	25,418	25,581	27,482
Short term bank loans and other credit facilities including commercial paper	1,516	1,546	732	893

Commodity Price Sensitivity

ArcelorMittal utilizes a number of exchange-traded commodities in the steel-making process. In certain instances, ArcelorMittal is the leading consumer worldwide of certain commodities. In some businesses and in certain situations, ArcelorMittal is able to pass this exposure on to its customers through surcharges. The residual exposures are managed as appropriate.

Financial instruments related to commodities (base metals, energy and freight) are utilized to manage ArcelorMittal’s exposure to price fluctuations.

Hedges in the form of swaps and options are utilized to manage the exposure to commodity price fluctuations.

The table below reflects commodity price sensitivity.

Commodities	Impact of 10% move of Market prices on operating results (12/31/2012)
in $ equivalent (in millions)
Zinc	68
Nickel	4
Tin	7
Aluminum	5
Gas	45
Brent	97
Freight	5

In respect of non-exchange traded commodities, ArcelorMittal is exposed to possible increases in the prices of raw materials such as iron ore (which is generally correlated with steel prices with a time lag) and coking coal. This exposure is managed through long-term contracts. For a more detailed discussion of ArcelorMittal’s iron ore and coking coal purchases, see “Item 5—Operating and Financial Review and Prospects—Overview—Raw Materials”.